*U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Rule 13d-1(d))*

                              ENGLOBAL CORPORATION
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    293306106
                                    ---------
                                 (CUSIP Number)

                               Natalie S. Hairston
                       600 Century Plaza Drive, Suite 140
                            Houston, Texas 77073-6033
                                 (281) 821-3200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                December 31, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                               CUSIP NO. 293306106

(1) Name of Reporting Person                               Michael L. Burrow
    S.S. or IRS Identification No. of above person         Intentionally omitted

(2) Check the appropriate box if a member of a group*      (a)
                                                           (b)

(3) SEC use only

(4) Citizenship or place or organization                   United States citizen

Number of shares beneficially owned by each reporting
person with:
         (5)  Sole voting power                            1,742,930
         (6)  Shared voting power                          -
         (7)  Sole dispositive power                       1,742,930
         (8)  Shared dispositive power                     -

(9) Aggregate amount beneficially owned by each
    reporting person.................................      1,742,930

(10) [ ] Check if the aggregate amount in row (9) excludes certain shares*

(11) Percent of class represented by amount in Row
     (9)                                                   7.41%

(12) Type of reporting person *                            IN

ITEM 1. NAME AND ADDRESS OF ISSUER

         (a) Name of Issuer:
             ENGlobal Corporation
         (b) Address of Issuer's Principal Executive Offices:
             600 Century Plaza Drive, Suite 140
             Houston, Texas 77073-6033

ITEM 2. NAME AND ADDRESS OF PERSONS FILING

         (a) Name of Persons Filing:
             Michael L. Burrow
         (b) Address of Principal Business Office or, if none, Residence:
             600 Century Plaza Drive, Suite 140
             Houston, Texas 77073-6033
         (c) Citizenship:
             USA
         (d) Title of Class of Securities:
             Common Stock
         (e) CUSIP Number:
             293306106

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

ITEM 3. THIS STATEMENT IS NOT FILED PURSUANT TO SECTIONS 240.13d-1(g) OR 240.13d-2(b) OR (c).

ITEM 4. OWNERSHIP

         (a) Amount Beneficially Owned:
             Mr. Burrow beneficially owns both directly and indirectly, through a family limited partnership, 1,742,930 shares of the Issuer's Common Stock. Mr. Burrow also holds options to acquire (i) 14,043 shares of ENG Common Stock at $0.96 per share and (ii) 40,000 shares of ENG Common Stock at $2.05 per share.
         (b) Percent of Class:
             7.41%
         (c) Number of shares as to which such person has:
             (i)   sole power to vote or to direct the vote
                   1,742,930
             (ii)  shared power to vote or to direct the vote
                   -
             (iii) sole power to dispose or to direct the disposition of
                   1,742,930
             (iv)  shared power to dispose or to direct the disposition of
                   -

The information provided in 4(c)(iii) above includes 1,742,930 shares of Common Stock indirectly held by Mr. Burrow as General Partner of a family limited partnership. Also included in this number are options to acquire (i) 14,043 shares of ENG Common Stock at $0.96 per share and (ii) 40,000 shares of ENG Common Stock at $2.05 per share, all of which are exercisable within 60 days of the date of this filing.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
        PERSON: Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
        Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: Not applicable

ITEM 10. CERTIFICATIONS: Not applicable

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:



Date: February 15, 2005



/s/ Michael L. Burrow
---------------------
Michael L. Burrow






















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